June 15, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance - Mail Stop 3720

100 F. St. N.E.

Washington, D.C. 20549

Attention: Mr. Larry M. Spirgel, Assistant Director

RE:	AboveNet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012

Form 10-Q for the Quarter Ended March 31, 2012

Filed May 9, 2012

File No. 000-23269

Ladies and Gentlemen:

We are in receipt of your letter dated June 4, 2012 and we have reviewed the comment contained therein. For your ease of reference, we have included your original comment below and have provided our response after the comment. In our response, AboveNet, Inc. (together with its subsidiaries) will be hereinafter referred to as the “Company,” “we” or “our.”

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 17: Segment Reporting, Page 98

1.	We note your response to comment one in our letter dated May 21, 2012. It appears that your chief operating decision maker receives discrete financial information of your foreign operations. Therefore, please tell us why each of your foreign operations is not considered to be a reportable segment under ASC 280-10-50-10.

Response:

Separate reporting under ASC 280-10-50-1 is required when a component of a public entity has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

U.S. Securities and Exchange Commission

June 15, 2012

Note 17: Segment Reporting, Page 98 (Continued)

Response: (Continued)

b.	Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.

Our foreign operations and our domestic operations meet criteria a. They engage in business activities from which they earn revenues and incur expenses.

We have discrete financial information by legal entity because it is required for regulatory and tax reporting purposes and used to produce our general purpose financial statements. Information by legal entity is budgeted, aggregated and reported only by geographic area (combined domestic legal entities and combined foreign legal entities) in our business plan and monthly management reports. Thus, domestic activities and foreign activities meet criteria c. Discrete financial information is available.

While information by legal entity is used to produce our general purpose financial statements, the aggregated operating results of the separate legal entities (i.e., information by geographic area) is not used by our chief operating decision maker to make decisions about resources to be allocated and assess performance. Thus criteria b is not met.

The Company has a customer-based strategy because it serves enterprises requiring high-speed connectivity, which is geared towards large multi-location enterprises. Decisions are generally made at the customer level. Generally, orders are approved based upon typical economic metrics; credit worthiness and the net present value of the cash flows generated by the transaction exceeding the internally established hurdle rate of return. Customer orders are the basis for how most resources are allocated. Our operations by customer would not meet the criteria as operating segments, as they would not meet the quantitative threshold pursuant to ASC 280-10-50-12, and in any case could be aggregated as they meet the five criteria described in ASC 280-10-50-11 (formerly paragraph 17 of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”).

Further, even if the information by geographic area was used by the chief operating decision maker to make decisions about resources to be allocated and assess performance, these components have similar economic characteristics and are similar in the five areas described in ASC 280-10-50-11. Our foreign and domestic operations each provide services from a uniform product list and a standardized pricing list. Each geographic location supports the other through a "seamless selling" of products across locations. Services are sold across geographies but provisioned locally to eliminate cultural or jurisdictional issues.

U.S. Securities and Exchange Commission

June 15, 2012

Note 17: Segment Reporting, Page 98 (Continued)

Response: (Continued)

Accordingly, because we do not meet the criteria established in ASC 280-10-50-1 and ASC 280-10-50-12, we do not have reportable segments per ASC 280-10-50-10. We believe that we are only required to comply with the disclosure requirements of ASC 280-10-50-41. We have historically reported both revenue and long-lived assets information by geographic area in our “Segment Reporting” footnote, which is Note 17 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Although not required, or material to an understanding of our business, we have included three years of operating results for each geographic area in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Segment Results” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. This information includes all disclosures otherwise required under ASC 280-10-50-22 and 41. Even though our chief operating decision maker does not use this operating results by geographic area information to make decisions about resources to be allocated and assess performance, we include it because we think it helps investors better understand the geographic dispersion of our operations.

As requested in your original letter dated May 21, 2012, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (914) 421-7656.

Sincerely,

/s/ Joseph P. Ciavarella
Joseph P. Ciavarella Senior Vice President and Chief Financial Officer

cc:	Greg Dundas

Robert S. Littlepage

Dean Suehiro